SUPPLEMENTAL DATA	Exhibit 99(j)
SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
For the three months ended June 30 and September 30, 2007 and as of June 30 and September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Profit(1)		Assets(2)		Free cash flow(3)		and equipment		impairments(4)
	3rdquarter	4thquarter	3rdquarter	4thquarter	3rdquarter	4thquarter	3rdquarter	4thquarter	3rdquarter	4thquarter	6/30/07	9/30/07	3rdquarter	4thquarter	3rdquarter	4thquarter	3rdquarter	4thquarter
	2007	2007	2007	2007	2007	2007	2007	2007	2007	2007			2007	2007	2007	2007	2007	2007
Sectors
Industry	9,149	10,597	8,503	9,601	248	343	8,751	9,944	822	1,018	12,485	11,836	724	1,443	239	331	228	277
Energy	6,556	6,066	4,783	5,816	97	156	4,880	5,972	442	594	3,786	3,367	665	1,022	75	177	87	95
Healthcare	2,517	2,999	2,425	2,832	6	16	2,431	2,848	307	380	8,631	8,234	372	518	109	123	113	120

Total Sectors	18,222	19,662	15,711	18,249	351	515	16,062	18,764	1,571	1,992	24,902	23,437	1,761	2,983	423	631	428	492
Strategic Equity Investments (SEI)									(301)	(11)	5,051	4,891	76	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,094	1,595	904	1,041	353	397	1,257	1,438	66	80	393	253	(64)	211	48	39	65	75
Siemens Financial Services (SFS)	168	198	154	183	14	15	168	198	57	52	8,705	8,912	(25)	53	117	242	66	84
Reconciliation to consolidated financial statements
Other Operations	667	587	585	570	93	93	678	663	(56)	(79)	(524)	(704)	(122)	(28)	42	56	27	33
Siemens Real Estate (SRE)	416	435	119	109	297	326	416	435	69	48	3,242	3,091	(20)	(23)	45	67	37	47
Corporate items and pensions	18	87	44	49	3	6	47	55	(367)	(437)	(2,080)	(2,564)	(626)	(359)	20	32	10	120
Eliminations, Corporate Treasury and other reconciling items	(1,091)	(1,236)			(1,111)	(1,352)	(1,111)	(1,352)	(97)	(104)	52,300	54,239	963	(284)	(18)	(27)	(15)	(17)

Siemens	19,494	21,328	17,517	20,201	—	—	17,517	20,201	942	1,541	91,989	91,555	1,943	2,553	677	1,040	618	834

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities (“Net capital employed”). Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds, while Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €35 and €60 for the three months ended June 30 and September 30, 2007, respectively.